December 13, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joe McCann
Jordan Nimitz

Re:	Capstar Special Purpose Acquisition Corp. Amendment No. 4 to Registration Statement on Form S-4 Filed November 24, 2021 File No. 333-258693

Ladies and Gentlemen:

On behalf of Capstar Special Purpose Acquisition Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated December 3, 2021 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 5 to the Registration Statement (“Amendment No. 5 to the Registration Statement”).

To assist your review, we have reproduced the text of the Staff’s comments below, followed by responses on behalf of the Company.

Form S-4 Amendment No. 4 filed November 24, 2021

Coverpage

1.	Please revise to clarify that the parties amended the Business Combination Agreement in November 2021 to revise the implied valuation of Gelesis downward from $900 million to $675 million and briefly explain the reason(s) for this change. Also add a separate Question and Answer to address this development.

The Company respectfully advises the Staff that it has revised the cover page of the proxy statement/prospectus and also added a separate Question and Answer on page 11 of Amendment No. 5 to the Registration Statement in response to the Staff’s comment.

Background to the Business Combination, page 97

2.	With respect to the October 7, 2021 entry, please revise to explain “the status of the marketing.” For instance, clarify whether existing CPSR investors and/or the prospective PIPE investors indicated an intention to redeem or not invest absent a significant reduction to the Gelesis valuation and the consideration paid to its shareholders.

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

December 13, 2021

The Company respectfully advises the Staff that the discussions that took place on October 7, 2021 were in reference to the general market conditions for special purpose acquisition companies. The Company was not engaging in any discussions with investors or prospective investors. The Company has revised page 106 of Amendment No. 5 to the Registration Statement in response to the Staff’s comment.

3.	Please revise the October 18 entry to clarify the statement concerning CPSR’s desire for a potential reduction in the equity value of New Gelesis to reflect “current market conditions.” For instance, it should be clear, if true, that CPSR management sought a reduced valuation to Gelesis solely because of recent changes in the SPAC marketplace and/or to the cost of capital, and not based on reduced market valuations attributable to Health and Wellness Consumer, Health and Wellness Direct-to-Consumer, Disruptive Healthcare and/or Consumer Subscription companies.

The Company respectfully advises the Staff that it has revised page 106 of Amendment No. 5 to the Registration Statement in response to the Staff’s comment.

The Board’s Reasons for the Business Combination, page 106

4.	With respect to the first paragraph under the heading, please revise to clarify when the Board reached its resolution or resolutions concerning the fairness of the Business Combination and its recommendation to shareholders. We also note that the Background section disclosure indicates that on November 5 the Board made a determination concerning the advisability of the transactions. Please tell us why the Board used this standard rather than a fairness standard.

The Company respectfully advises the Staff that it has revised page 108 of Amendment No. 5 to the Registration Statement in response to the Staff’s comment. At the November 5, 2021 meeting of the Board, the Board determined that the transaction, as amended, was both fair and advisable to the Company’s shareholders.

5.	Please revise the disclosure in this section to clarify when the comparable companies analysis was conducted and explain why this analysis was not updated in connection with the November 2021 changes to the merger transaction.

The Company respectfully advises the Staff that the comparable companies analysis was updated prior to the November 5, 2021 Board meeting. The Company has revised page 109 of Amendment No. 5 to the Registration Statement to include the updated analysis provided to the Board at the November 5, 2021 Board meeting in response to the Staff’s comment.

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

December 13, 2021

6.	Given the significant reduction to the valuation of Gelesis, please revise to disclose, if true, that the reduced November 2021 valuation was not based on changes to Gelesis’ business, its prospects or financial condition.

The Company respectfully advises the Staff that it has revised pages 25 and 110 of Amendment No. 5 to the Registration Statement in response to the Staff’s comment.

Certain Unaudited Prospective Financial Information of Gelesis, page 110

7.	Please revise the first sentence under the heading to disclose when Gelesis provided the projections to CPSR. Revise the second sentence to clarify when the forecasts were prepared. Also revise to clarify whether the parties reassessed the validity of these forecasts in connection with the November 2021 changes to the valuation of Gelesis and the merger consideration.

The Company respectfully advises the Staff that it has revised page 112 of Amendment No. 5 to the Registration Statement in response to the Staff’s comment.

Information About Gelesis, page 165

8.	We note your revised disclosure in response to prior comment 6. Please revise the disclosure on page 179 to clarify whether the results have been analyzed. In this regard, the disclosure appears to indicate that the results from the six-month study have been analyzed but are not presented. As applicable, please disclose the results. Also revise to disclose the endpoints for the study, or advise. In this regard, it is unclear why you refer to “outcomes” and not endpoints.

The Company respectfully advises the Staff that it has revised pages 182, 183 and 184 of Amendment No. 5 to the Registration Statement in response to the Staff’s comment.

Form S-4 Amendment No. 4 filed November 24, 2021

Notes to Financial Statements of Capstar Special Purpose Acquisition Corp.
Note 3. Summary of Significant Accounting Policies
Net (Loss) per Common Share (Restated see Note 2--Amendment 1), page F-15

9.	Your tabular disclosure on page F-15, supporting the calculation of basic and diluted net income (loss) per share for Class A common shares subject to possible redemption and shares not subject to redemption, appears to be inconsistent with corresponding share and per share amounts in your restated Statement of Operations. Please revise to update your disclosures here accordingly.

The Company respectfully advises the Staff that the share and per share amounts provided in the restated Statement of Operations reflect the second restatement of the Company’s financials and are consistent with the tabular disclosure that appears on page F-16 of the Registration Statement under the heading “Net (Loss) per Common Share (Restated, see Note 2 – Amendment 2)”, which was also provided in connection with the second restatement of the Company’s financials.  The tabular disclosure that appears on page F-15 of the Registration Statement under the heading “Net (Loss) per Common Share (Restated, see Note 2 – Amendment 1)” was previously provided in connection with the first restatement of the Company’s financials, and therefore would not be consistent with the Statement of Operations that appears on page F-4 of the Registration Statement. The Company has revised pages F-15 and F-16 of Amendment No. 5 to the Registration Statement to clarify that the information provided in the table under the heading “Net (Loss) per Common Share (Restated, see Note 2 – Amendment 1)” reflects the Amendment 1 restatement only.

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

December 13, 2021

Notes to Condensed Consolidated Financial Statements of Capstar Special Purpose Acquisition Corp.
Note 3. Summary of Significant Accounting Policies
Net Income (Loss) per Common Share, page F-36

10.	Please provide us an analysis supporting your calculation of weighted average shares outstanding for the nine months ended September 30, 2021 and three months ended September 30, 2020. Revise to update your disclosures for the restatement accordingly.

The Company respectfully advises the Staff that the information provided in the table reflecting the calculation of basic and diluted net income (loss) per common share for the nine months ended September 30, 2021 and three months ended September 30, 2020 on page F-36 of the Registration Statement was inadvertently inverted such that the information provided for the nine months ended September 30, 2021 should have been reflected under the column for the three months ended September 30, 2020, and vice versa. The Company has corrected the table on page F-36 of Amendment No. 5 to the Registration Statement. For reference, the analysis supporting the calculation of weighted average shares outstanding for these time periods has been provided on Annex A to this letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned of Kramer Levin Naftalis & Frankel LLP at (212) 715-9265.

Sincerely,

/s/ Christopher Auguste, Esq.
Christopher Auguste

cc: R. Stephen Hicks, Capstar Special Purpose Acquisition Corp.

Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

December 13, 2021

Annex A

The following table reflects the analysis supporting the calculation of weighted average shares outstanding for the nine months ended September 30, 2021:

Capstar Special Purpose Acquisition Corp.

Weighted Average Shares Outstanding

Class A
				YTD	YTD
		Total Shares	Time period	Weighting	Weighted Ave.
Date	Transaction Detail	Outstanding	(days)	Factor	Number of Shares
12/31/20	Beginning Balance	27,600,000	273	1.0000	27,600,000
09/30/21	Ending Balance	27,600,000			27,600,000

Class B
				YTD	YTD
		Total Shares	Time period	Weighting	Weighted Ave.
Date	Transaction Detail	Outstanding	(days)	Factor	Number of Shares
12/31/20	Beginning Balance	6,900,000	273	1.0000	6,900,000
09/30/21	Ending Balance	6,900,000			6,900,000

The following table reflects the analysis supporting the calculation of weighted average shares outstanding for the three months ended September 30, 2020:

Capstar Special Purpose Acquisition Corp.

Weighted Average Shares Outstanding

Class A
					YTD	YTD
		Change in	Total Shares	Time period	Weighting	Weighted Ave.
Date	Transaction Detail	Shares	Outstanding	(days)	Factor	Number of Shares
07/07/20	Issuance of IPO shares	27,600,000	27,600,000	85	0.9341	25,780,220
09/30/20	Ending Balance		27,600,000			25,780,220

Class B
					YTD	YTD
		Change in	Total Shares	Time period	Weighting	Weighted Ave.
Date	Transaction Detail	Shares	Outstanding	(days)	Factor	Number of Shares
07/01/20	Founder Shares		6,000,000	91	1.0000	6,000,000
07/07/20	Founder Shares no longer subject to forfeiture	900,000	6,900,000	85	0.9341	840,659
09/30/20	Ending Balance		6,900,000			6,840,659